[BROWN, CUMMINS & BROWN CO., L.P.A. letterhead]

                                                         May 30, 1997



Bartlett Capital Trust
36 East Fourth Street
Cincinnati, Ohio  45202

Gentlemen:

     This letter is in response to your request for our opinion in connection with the Form 24F-2 for the Trust for the fiscal year ended March 31, 1997.

     We have examined a copy of (a) the Trust's Agreement and Declaration of Trust and amendments thereto, (b) the Trust's By-Laws and amendments thereto, and (c) all such agreements, certificates of public officials, certificates of officers and representatives of the Trust and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures on original documents submitted by us, the conformity to executed documents of all unexecuted copies submitted to us and the conformity to the original of all copies submitted to us as conformed or copied documents.

     Insofar as the opinions contained herein involve matters of laws of the Commonwealth of Massachusetts, they are based solely on the opinion of Brown, Rudnick, Freed & Gesmer, a copy of which is attached hereto.

     Based upon the foregoing, we are of the opinion that the shares of the Trust, the registration of which the Form makes definite in number, if issued in accordance with the Prospectuses and Statements of Additional Information of the Trust, were legally issued, fully paid and non-assessable.

     We herewith give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to the Form referred to above.

                            Very truly yours,

                            /s/Brown, Cummins & Brown Co., L.P.A.

                            BROWN, CUMMINS & BROWN CO., L.P.A.



BCB/jh